UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BLACKBERRY LIMITED
(Exact name of the registrant as specified in its charter)

A6	000-29898	98-0164498
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2200 University Avenue East Waterloo, Ontario, Canada		N2K 0A7
(Address of principal executive offices)		(Zip code)

Steven E. Zipperstein		(519) 597-7750
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

A global leader in mobile communications, BlackBerry revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

BlackBerry devices and accessories manufactured in 2013 contain conflict minerals that are necessary to their functionality or production. BlackBerry did not source these conflict minerals directly. These conflict minerals were processed and manufactured into components by BlackBerry suppliers, and sub-tier suppliers, and subsequently assembled into devices and accessories via BlackBerry’s manufacturing facility or any one of multiple facilities operated by an external manufacturing supplier or accessory supplier.

BlackBerry continues to recognize its shared responsibility in relation to the responsible mining and sourcing of minerals in conflict-affected regions of the world, including the Democratic Republic of Congo and its neighboring countries. In early 2012, BlackBerry adopted and published our Responsible Minerals Policy, consistent with our existing Supplier Code of Conduct and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”). The policy is available at: http://us.blackberry.com/company/about-us/corporate-responsibility/supply-chain.html. BlackBerry’s Responsible Minerals Policy establishes expectations within our supply chain that creates demand for responsibly sourced minerals used in our products.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure
BlackBerry Limited has concluded in good faith that during 2013,

i)
BlackBerry has manufactured or contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.

ii)	Based on a “reasonable country of origin inquiry”, BlackBerry has determined that:

a)
A portion of its necessary conflict minerals did originate or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”) and it knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources; and

b)	A portion of its necessary conflict minerals have an unknown origin.

BlackBerry’s reasonable country of origin inquiry included a combination of measures to determine whether the necessary conflict minerals in BlackBerry’s products originated from the Covered Countries. BlackBerry’s primary means of determining the country of origin of necessary conflict minerals is based on the surveying of relevant, direct suppliers. The survey results include the identities of the processors of conflict minerals necessary to the functionality or production of the component parts or accessories manufactured by BlackBerry suppliers. Some suppliers have also included country of origin information with their survey responses. Considering its position in the supply chain, BlackBerry is very reliant on these survey results received from suppliers, representing approximately 98% of total direct procurement activities by spend, to complete the reasonable country of origin inquiry and support subsequent due diligence.

BlackBerry then compared the identified processors (smelters or refiners) to the Conflict Free Sourcing Initiative’s (CFSI) Compliant Smelter Detailed Sourcing Information Report to determine if the processors are sourcing conflict minerals which originated in the Covered Countries.

Additional country of origin information was available to BlackBerry directly from the survey responses, through BlackBerry’s participation with in-region sourcing programs such as Solutions for Hope and the Conflict-free Tin Initiative (more information available at: http://solutions-network.org/site-solutionsforhope/fact-sheet/ and http://solutions-network.org/site-cfti/ , respectively), and BlackBerry’s direct engagement of smelters and refiners.

Subsequent to the above determination, BlackBerry has filed a Conflict Minerals Report as Exhibit 1.02 hereto, which is publicly available at http://ca.blackberry.com/company/investors/corporate-governance.html.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLACKBERRY LIMITED

By:	/s/ Steven E. Zipperstein	Date: June 2, 2014
Name:	Steven E. Zipperstein
Title:	Chief Legal Officer

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